April 11, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Claire Erlanger
Jennifer Angelini
Geoffrey Kruczek

Re:	Comment Letter dated April 4, 2025
JBS B.V.
Amendment No. 6 to Registration Statement on Form F-4
Filed March 26, 2025
File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated April 4, 2025 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 6 to the Registration Statement on Form F-4, filed with the Commission on March 26, 2025 (as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 7 to the Registration Statement (“Amendment No. 7”) in response to the Staff’s comment.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comment included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in Amendment No. 7. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form F-4

Exhibits

1.

We note disclosure regarding the voting agreement between J&F Investimentos and BNDESPar. Please file that agreement as an exhibit to your registration statement, or tell us why you believe this is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. If the registrant is not a party to that agreement, ensure your response addresses whether it has a beneficial interest in the agreement. See Item 601(b)(10)(i)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has filed the agreement between J&F Investimentos and BNDESPar as Exhibit 10.5 to Amendment No. 7.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com or Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer
JBS B.V.

Donald E. Baker, Esq.
John R. Vetterli, Esq.
Karen Katri, Esq.
White & Case LLP

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